UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.____)*

TEKELEC
(Name of Issuer)
Common Stock
(Title of Class of Securities)
879101103
(CUSIP Number)
Katelia Capital Investments Ltd.
Trident Chambers
P.O. Box 146, Road Town
Tortola, British Virgin Islands
1 - 284 - 494 - 2434
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☑

(Continued on the following pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	879101103	SCHEDULE 13D	Page	2	of	11

1	NAMES OF REPORTING PERSONS Katelia Capital Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,133,922

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,133,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,133,922

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.94%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	879101103	SCHEDULE 13D	Page	3	of	11

1	NAMES OF REPORTING PERSONS The Katelia Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,133,922

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,133,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,133,922

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.94%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	879101103	SCHEDULE 13D	Page	4	of	11

1	NAMES OF REPORTING PERSONS Butterfield Trust (Switzerland) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,133,922

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,133,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,133,922

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.94%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	879101103	SCHEDULE 13D	Page	5	of	11

1	NAMES OF REPORTING PERSONS Laurent Asscher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	France

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,133,922

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,133,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,133,922

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.94%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	879101103	SCHEDULE 13D	Page	6	of	11
Explanatory Note
     This Statement on Schedule 13D (this “Schedule 13D”) is being filed by Katelia Capital Investments Ltd. (“Katelia Capital”), The Katelia Trust (the “Trust”), Butterfield Trust (Switzerland) Limited (the “Trustee”) and Laurent Asscher (“L. Asscher”) (Katelia Capital, the Trust, the Trustee and L. Asscher collectively referred to hereinafter as the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D to supersede their previously filed Schedule 13G, as amended, which was filed pursuant to Rule 13d-1(c).
Item 1. Security and Issuer.

Name of Issuer:	Tekelec

Title of Class of Equity Securities:	Common Stock

Address of Issuer’s Principal Executive Office:	5200 Paramount Parkway Morrisville, North Carolina 27560
Item 2. Identity and Background.
     Katelia Capital is the record owner of the subject shares. Katelia Capital is a company organized under the laws of the British Virgin Islands. The principal business of Katelia Capital is to act as a holding company. The address of the principal business and office of Katelia Capital Investments Ltd. is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.
     The Trust is the sole beneficial owner of the equity interests in Katelia Capital. The Trust is a trust organized under the laws of the British Virgin Islands. The address of the Trust is 16, boulevard des Tranchees, 1206 Geneva, Switzerland.
     The Trustee is the trustee of the Trust. The Trustee is a company organized under the laws of Switzerland. The principal business of the Trustee is to act as a trustee administrator. The address of the principal business and office of the Trustee is 16, boulevard des Tranchees, 1206 Geneva, Switzerland.
     Laurent Asscher is an advisor to Katelia Capital. Mr. Asscher is a French citizen. Mr. Asscher’s present principal occupation or employment is President and CEO of Airtek Capital Group, a holding company investing in technology companies. The address of the principal business office of Mr. Asscher is c/o Airtek Capital Group, S.A, IT Tower, av Louise, 480, 1050 Brussels, Belgium.

CUSIP No.	879101103	SCHEDULE 13D	Page	7	of	11
Item 3. Source and Amount of Funds or Other Consideration.
     Not applicable.
Item 4. Purpose of Transaction.
     The Reporting Persons have acquired the subject shares of Common Stock in the ordinary course of business for investment purposes. The Reporting Persons intend to review their holdings in the Issuer on a continuous basis, and depending upon:
•	the price and availability of the Issuer’s Common Stock,

•	subsequent developments affecting the Issuer,

•	the business prospects of the Issuer,

•	global and U.S. market and economic conditions,

•	tax considerations,

•	other investment and business opportunities available to the Reporting Persons,

•	changes in law or government regulations and

•	other factors deemed relevant by the Reporting Persons,
may at any time determine to sell all or part of the holdings in the Issuer or acquire additional shares of Common Stock, in either case in the open market, in privately negotiated transactions or otherwise, or to engage or participate in a transaction or series of transactions with the purpose or effect of influencing control over the Issuer.
     On February 14, 2011, Katelia Capital delivered a letter (the “February 14 Letter”) to the Issuer requesting that the Issuer consider nominating Jean-Yves Courtois to serve as a member of the Issuer’s Board of Directors and recommending that the size of the Issuer’s Board of Directors be set at a maximum of eight, including Mr. Courtois and the person who is hired as the Issuer’s new Chief Executive Officer. Katelia Capital has also provided the Issuer with information about Mr. Courtois. A copy of the February 14 Letter, including information regarding Mr. Courtois, is attached hereto as Exhibit 99.1 and any description thereof is qualified in its entirety by reference to Exhibit 99.1.

CUSIP No.	879101103	SCHEDULE 13D	Page	8	of	11
Item 5. Interest in Securities of the Issuer.
     (a) Katelia Capital beneficially owns 6,133,922 shares of the Issuer’s Common Stock, which is approximately 8.94% of the total number of shares of the Issuer’s Common Stock outstanding.
     The Trust, Trustee and Mr. Asscher may each be deemed to beneficially own the same 6,133,922 shares of the Issuer’s Common Stock.
     The number of shares reported in this Item 5(a) includes 6,133,922 shares of Common Stock owned directly by Katelia Capital. In determining Katelia Capital’s beneficial ownership percentage, a division calculation is used wherein 6,133,922 shares is the numerator and 68,585,311 shares (representing the Issuer’s outstanding shares as of October 28, 2010, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 4, 2010) is the denominator.
     (b) Katelia Capital has the power to vote and dispose of the securities of the Issuer that it holds, the voting and dispositive power of which is shared with the Trust, the Trustee and Mr. Asscher.
     (c) During the past 60 days, the Reporting Persons effected the transactions in the Issuer’s Common Stock described below. All such transactions were effected on the open market.
•	On January 19, 2011, Katelia Capital sold call options covering a total of 100,000 shares of the Issuer’s Common Stock at a strike price of $15.00 per share for a sale price of $0.65 per share. The options expire on August 20, 2011 and may be exercised on or before such date to purchase shares of Issuer Common Stock from Katelia Capital.

•	On January 19, 2011, Katelia Capital sold call options covering a total of 500 shares of the Issuer’s Common Stock at a strike price of $17.50 per share for a sale price of $0.25 per share. The options expire on August 20, 2011 and may be exercised on or before such date to purchase shares of Issuer Common Stock from Katelia Capital.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference.

CUSIP No.	879101103	SCHEDULE 13D	Page	9	of	11
Item 7. Material to Be Filed as Exhibits.

Exhibit
Number	Description
99.1	Letter dated February 14, 2011 from Katelia Capital Investments Ltd. to the Issuer.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011 KATELIA CAPITAL INVESTMENTS LTD.
By:	Pendragon Management, Sole Director

By:	/s/ Jim Parker
Jim Parker, Authorised Signatory

By:	/s/ Annick Ducraux
Annick Ducraux, Authorised Signatory

THE KATELIA TRUST
By:	Butterfield Trust (Switzerland) Limited, as Trustees

By:	/s/ Jim Parker
Jim Parker, Authorised Signatory

By:	/s/ Annick Ducraux
Annick Ducraux, Authorised Signatory

CUSIP No.	879101103	SCHEDULE 13D	Page	10	of	11

BUTTERFIELD TRUST (SWITZERLAND) LIMITED
By:	/s/ Jim Parker
Jim Parker, Authorised Signatory

By:	/s/ Annick Ducraux
Annick Ducraux, Authorised Signatory

/s/ Laurent Asscher
LAURENT ASSCHER

CUSIP No.	879101103	SCHEDULE 13D	Page	11	of	11
EXHIBIT INDEX

Exhibit
Number	Description

99.1	Letter dated February 14, 2011 from Katelia Capital Investments Ltd. to the Issuer